UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41175

Sangoma Technologies Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

Bay-Adelaide Centre,
333 Bay Street, Suite 3400,
Toronto, Ontario, Canada M5H 2S7
(905) 474-1990
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [ X ]

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Unaudited Condensed Consolidated Interim Financial Statements of the Registrant for the three and nine month periods ended March 31, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the three and nine month periods ended March 31, 2026 and 2025
99.3	Press Release dated May 13, 2026, titled “Sangoma Announces Third Quarter Fiscal 2026 Results”
99.4	Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.5	Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sangoma Technologies Corporation
Date: May 13, 2026	By:	/s/ Larry Stock
Name: Larry Stock
Title: Chief Financial Officer